

July 1, 2010

Mr. Richard J. Wrensen
President, Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, CA 94111

> **Re:** **Eastern Light Capital, Incorporated**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Consolidated Statements of Operations, page FS-4

1. Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company's statements of operations (e.g., disclosure of net interest income after provision for loan losses). In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief